

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2014

<u>Via E-mail</u>
Glenn Simpson
Chief Executive Officer
Mojo Organics, Inc.
101 Hudson Street, 21st Floor
Jersey City, New Jersey 07302

> **Re: Mojo Organics, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 11, 2014**
> **File No. 333-196488**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed August 6, 2014**
> **File No. 333-148190**

Dear Mr. Simpson:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 1 to Registration Statement on Form S-1</u>

<u>General</u>

1. Please update the financial statements and related information in your registration statement to comply with Rule 8-08 of Regulation S-X.

2. In response to prior comment 3, you indicate that Ms. Vignone qualifies as your principal accounting officer as she is primarily responsible for book-keeping and other accounting functions yet you also indicate that she does not perform any policy-making function for the Company. Please explain why she is identified as the controller under the "Management" section of your corporate website at http://www.mojoorganicsinc.com/pages/management-team.html.

Risk Factors, page 2

Risks Related to Our Securities, page 7

There is a limited trading market for our common stock …, page 7

3.   In your Form 10-K filed April 16, 2014, you disclose that the company's common stock was quoted at that time on the OTC Pink® Marketplace. Please clarify when your common stock began trading on the OTCQB.

The requirements of being a public company may strain our resources…, page 8

4.   We note that your common stock trades on the OTCQB. We further note that to be eligible to trade on OTCQB, you must be current in all SEC periodic reporting requirements. Please revise the first sentence of this risk factor accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Results of Operations, page 15

5.   We note your added disclosure that two distributors accounted for 98% of sales revenue for the year ended December 31, 2013. Please identify these distributors by name.

6.   We note your disclosure on page 16 that "The Company has exclusive agreements with several DSDs that cover certain geographical areas. There are no contracts with our other customers."   Please clarify whether you have agreements with the two distributors referenced in the comment immediately above. If you do, please revise to discuss the material terms of the agreements, and file the agreements as exhibits.

Amendment No. 1 to Form 10-K for the Fiscal Year ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 8

Results of Operations, page 9

7.   We note that although you indicated the revisions requested were made in response to prior comment 8, such revisions do not address the quantities of product sold, nor the extent to which you were able to achieve the minimum sales commitments under your license arrangement. As this appears to be a material contract you should discuss the salient provisions of your agreement, and the implications for non-compliance. We reissue prior comment 8.

Controls & Procedures, page 11

Evaluation of Disclosure Controls and Procedures

8.   We note your response to prior comment 10 indicating you believe the timely reporting objective of disclosure controls and procedures, as defined in Rule 15d-15(e) of Regulation 15D, is not relevant to your evaluations of effectiveness. Please contact the accounting staff identified in this letter to discuss.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Joseph Klinko, Staff Accountant, at (202) 551-3756 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Attorney-Adviser, at (202) 551-3878 or, in her absence, the undersigned at (202) 551-3611 with any other questions.

                                Sincerely,

                                /s/ A.N. Parker

                                Anne Nguyen Parker
                                Branch Chief